SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of: August 2002

                                     ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
               ---------------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111
                                                        -----------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 --                       --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Notification of ABB Ltd that BZ Group Holding Limited's holdings of ABB Ltd has decreased to less than 10% of ABB Ltd's total voting rights.

Notification


BZ Group has decreased stake in ABB

Investment company controls 9.7 percent of global power and automation group

Zurich, Switzerland, August 5, 2002 - The BZ Group Holding Limited, Switzerland announced that, as per July 30, 2002, it holds less than 10 % of total voting rights of ABB Ltd, Zurich through BZ Bank AG, Wilen and Intershop Holding AG, Winterthur.

The BZ Group Holding Limited directly and indirectly holds 116,817,042 registered shares of ABB Ltd corresponding to 9.7 % of the total capital and votes.

ABB (www.abb.com) is a global leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 150,000 worldwide.










For more information please contact:


Media Relations:                              Investor Relations:
ABB Corporate Communications, Zurich          Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt                             Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6512                          USA: Tel. +1 203 750 7743
Fax: +41 43 317 6530                          investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 ABB LTD

Date:  August 5, 2002            By: /s/  BEAT HESS
                                    --------------------------------------------
                                 Name:  Beat Hess
                                 Title: Group Senior Officer



                                 By: /s/ HANS ENHORNING
                                    --------------------------------------------
                                 Name:  Hans Enhorning
                                 Title: Group Vice President